EXHIBIT 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Nova Measuring Instruments Ltd.:

We consent to the incorporation by reference of our report dated February 27, 2003, with respect to the consolidated financial statements of Nova Measuring Instruments Ltd. (“the Company”) included in its Annual Report on on Form 20-F for the fiscal year ended December 31, 2002, filed with thr Securities and Exchange Commission, into the Registration Statement relating to an agreement entered into between the Company and its Chairman of the Board of Directors, according to which an option to purchase 50,000 ordinary shares of the Company was granted to the Company’s on Form S-8 relating to the Company’s Chairman of the Board of Directors.

Brightman Almagor & Co. BY: /S/ Brightman Almagor & Co. —————————————— BRIGHTMAN ALMAGOR & CO.

Tel Aviv, Israel
May 12, 2004